UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 29, 2008

To:

COMISIÓN NACIONAL

DE VALORES

Re: Empresa Distribuidora y Comercializadora
Norte S.A. (EDENOR). Public Tender Offer to
Repurchase Shares.

Ladies and gentlemen:

I am addressing this communication to the Comisión Nacional de Valores (the “CNV”) in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (hereinafter the “Company” or “Edenor”) and in compliance with articles 2 and 3 of chapter XXI of the CNV Rules, in relation to the launch of a public tender offer to repurchase shares of the Company (the “Offer”) decided by the Board of Edenor in a meeting held on October 23, 2008 and communicated to the market by these same means on October 24, 2008.

It is hereby informed that in a meeting held on October 29, 2008, the Board of the Company decided (i) to appoint Raymond James Argentina Sociedad de Bolsa S.A. and Macro Securities S.A. Sociedad de Bolsa as “Agents for the Offer”, and (ii) to amend titles “Purpose of the Offer”, “Maximum amount of shares subject to the Offer”, “Price to be paid for the Shares subject to the Offer”, and “Procedure for Acceptance and Adjudication” of the Main Terms and Conditions of the Offer, which shall read as follows:

•              Purpose of the Offer: The purpose of the Offer is to advance the best interests of the shareholders that remain as such once the Offer is finalized, who, by virtue of the suspension of the voting and economic rights accompanying the Shares to be repurchased within the terms of the Offer and in conformity with the applicable legislation, will increase their share in the assets and results of the Company at an implicit purchase price of those assets substantially lower than their book value (which reflects the acquisition cost originally paid by the Company).

•              Maximum amount of shares subject to the Offer: Up to 65,000,000 Class B and/or Class C common shares of the Company, each with a nominal value of AR$ 1 (one peso) per share and with right to 1 (one) vote (the “Shares”), which represent approximately 7.17% of the capital stock of the Company.

•              Price to be paid for the Shares subject to the Offer: The price to be paid for the Shares subject to the Offer shall be determined by the Board of the Company on the date the Offer is approved by the CNV, and it shall be informed to the general public through the publications required by the applicable rules in respect of the approval of the Offer (including any modifications to the Offer required by the CNV). This price shall be within a range of AR$ 0.10 and AR$ 0.6923 per Share.

•              Procedure for Acceptance and Adjudication: Tenders of shares (each, an order to sell) shall be adjudicated on a daily basis at the close of each trading day during the Term of the Offer, and such adjudication shall be definitive. The Company shall purchase from each shareholder those Shares tendered by such shareholder in the Offer; provided, however, that when the total number of orders to sell submitted during the entire Term of the Offer (subject to any reduction in accordance with section (i) of the title “Term of the Offer”) exceeds the maximum amount of Shares subject to the Offer, the orders to sell submitted during the Expiration Date shall be adjudicated on a pro rata basis among those shareholders who submitted orders to sell on the Expiration Date, and the pro rata adjudication shall be made taking into account: (i) the percentage that the orders to sell of each shareholder represents over the total amount of orders to sell received on the Expiration Date, and (ii) the amount of Shares subject to the Offer that remains available after execution of the adjudications of the orders to sell made during the Term of the Offer during the trading days preceding the Expiration Date, if any. The electronic negotiation system “SINAC” (Sistema Integrado de Negociación Asistida por Computador) of the Mercado de Valores de Buenos Aires shall be used for the registration of the effective purchases of Class B Shares made by the Company within the terms of the Offer, which shall be made on the next trading day immediately following the adjudication date. The Class B shareholders who wish to accept the Offer shall have to process their orders to sell through their stock exchange agents. For such purposes, the Company appoints Raymond James Argentina Sociedad de Bolsa S.A. and Macro Securities S.A. Sociedad de Bolsa as “Agents for the Offer” who shall be in charge of the coordination of the Offer. The Class C shareholders who wish to accept the Offer shall have to communicate their orders to sell to the Agents for the Offer to their addresses located at San Martín 344, Piso 22, Ciudad de Buenos Aires C1004AAH, and Sarmiento 447, Piso 4, Ciudad de Buenos Aires C1041AAI, respectively, or via facsimile transmission to the following numbers: 011-4850-2573 y 011-5222-6570, respectively. At such addresses they will have available the relevant order to sell forms and the relevant drafts of the share purchase agreements for the Class C Shares to be signed by the Class C shareholders (along with any other document required by Caja de Valores S.A. in its capacity as register agent for the shares of the Company) to the extent that their orders to sell are adjudicated in accordance with this title. Additionally, such documents (i) may be requested to the Agents for the Offer via email to the following addresses: mescudero@rjarg.com.ar and carloslopezregueira@macro.com.ar, respectively, and (ii) are available at the Company’s address, located at Azopardo 1025, piso 15, Ciudad Autónoma de Buenos Aires. The liquidation of the purchases shall be made within the term of seventy two (72) trading hours following (i) the registration of each purchase with the “SINAC”, in the case of the purchases of Class B Shares, and (ii) following the execution of the relevant share purchase agreement, in the case of the purchases of Class C Shares (for which purposes the Agents for the Offer shall have to inform the relevant Class C shareholders of the adjudication of their orders to sell).

Sincerely,

Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR) Jaime J. Barba Attorney-in-Fact

Buenos Aires, October 29, 2008

To:

BOLSA DE COMERCIO

DE BUENOS AIRES

Re: Empresa Distribuidora y Comercializadora
Norte S.A. (EDENOR). Public Tender Offer to
Repurchase Shares.

Ladies and gentlemen:

I am addressing this communication to the Bolsa de Comercio de Buenos Aires (the “BCBA”) in my capacity as attorney-in-fact of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (hereinafter the “Company” or “Edenor”) and in compliance with articles 2 and 3 of chapter XXI of the Comisión Nacional de Valores (the “CNV”) Rules and article 23 of the BCBA Listing Regulation, in relation to the launch of a public tender offer to repurchase shares of the Company (the “Offer”) decided by the Board of Edenor in a meeting held on October 23, 2008 and communicated to the market by these same means on October 24, 2008.

It is hereby informed that in a meeting held on October 29, 2008, the Board of the Company decided (i) to appoint Raymond James Argentina Sociedad de Bolsa S.A. and Macro Securities S.A. Sociedad de Bolsa as “Agents for the Offer”, and (ii) to amend titles “Purpose of the Offer”, “Maximum amount of shares subject to the Offer”, “Price to be paid for the Shares subject to the Offer”, and “Procedure for Acceptance and Adjudication” of the Main Terms and Conditions of the Offer, which shall read as follows:

•              Purpose of the Offer: The purpose of the Offer is to advance the best interests of the shareholders that remain as such once the Offer is finalized, who, by virtue of the suspension of the voting and economic rights accompanying the Shares to be repurchased within the terms of the Offer and in conformity with the applicable legislation, will increase their share in the assets and results of the Company at an implicit purchase price of those assets substantially lower than their book value (which reflects the acquisition cost originally paid by the Company).

•              Maximum amount of shares subject to the Offer: Up to 65,000,000 Class B and/or Class C common shares of the Company, each with a nominal value of AR$ 1 (one peso) per share and with right to 1 (one) vote (the “Shares”), which represent approximately 7.17% of the capital stock of the Company.

•              Price to be paid for the Shares subject to the Offer: The price to be paid for the Shares subject to the Offer shall be determined by the Board of the Company on the date the Offer is approved by the CNV, and it shall be informed to the general public through the publications required by the applicable rules in respect of the approval of the Offer (including any modifications to the Offer required by the CNV). This price shall be within a range of AR$ 0.10 and AR$ 0.6923 per Share.

•              Procedure for Acceptance and Adjudication: Tenders of shares (each, an order to sell) shall be adjudicated on a daily basis at the close of each trading day during the Term of the Offer, and such adjudication shall be definitive. The Company shall purchase from each shareholder those Shares tendered by such shareholder in the Offer; provided, however, that when the total number of orders to sell submitted during the entire Term of the Offer (subject to any reduction in accordance with section (i) of the title “Term of the Offer”) exceeds the maximum amount of Shares subject to the Offer, the orders to sell submitted during the Expiration Date shall be adjudicated on a pro rata basis among those shareholders who submitted orders to sell on the Expiration Date, and the pro rata adjudication shall be made taking into account: (i) the percentage that the orders to sell of each shareholder represents over the total amount of orders to sell received on the Expiration Date, and (ii) the amount of Shares subject to the Offer that remains available after execution of the adjudications of the orders to sell made during the Term of the Offer during the trading days preceding the Expiration Date, if any. The electronic negotiation system “SINAC” (Sistema Integrado de Negociación Asistida por Computador) of the Mercado de Valores de Buenos Aires shall be used for the registration of the effective purchases of Class B Shares made by the Company within the terms of the Offer, which shall be made on the next trading day immediately following the adjudication date. The Class B shareholders who wish to accept the Offer shall have to process their orders to sell through their stock exchange agents. For such purposes, the Company appoints Raymond James Argentina Sociedad de Bolsa S.A. and Macro Securities S.A. Sociedad de Bolsa as “Agents for the Offer” who shall be in charge of the coordination of the Offer. The Class C shareholders who wish to accept the Offer shall have to communicate their orders to sell to the Agents for the Offer to their addresses located at San Martín 344, Piso 22, Ciudad de Buenos Aires C1004AAH, and Sarmiento 447, Piso 4, Ciudad de Buenos Aires C1041AAI, respectively, or via facsimile transmission to the following numbers: 011-4850-2573 y 011-5222-6570, respectively. At such addresses they will have available the relevant order to sell forms and the relevant drafts of the share purchase agreements for the Class C Shares to be signed by the Class C shareholders (along with any other document required by Caja de Valores S.A. in its capacity as register agent for the shares of the Company) to the extent that their orders to sell are adjudicated in accordance with this title. Additionally, such documents (i) may be requested to the Agents for the Offer via email to the following addresses: mescudero@rjarg.com.ar and carloslopezregueira@macro.com.ar, respectively, and (ii) are available at the Company’s address, located at Azopardo 1025, piso 15, Ciudad Autónoma de Buenos Aires. The liquidation of the purchases shall be made within the term of seventy two (72) trading hours following (i) the registration of each purchase with the “SINAC”, in the case of the purchases of Class B Shares, and (ii) following the execution of the relevant share purchase agreement, in the case of the purchases of Class C Shares (for which purposes the Agents for the Offer shall have to inform the relevant Class C shareholders of the adjudication of their orders to sell).

Sincerely,

Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR) Jaime J. Barba Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: October 29, 2008